Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Derek B. Swanson

Re:	Catalina Marketing Corporation

Ladies and Gentlemen:

Thank you for providing us with your feedback and thoughts during our telephone conference call on Friday, June 8, 2007, regarding the Proxy Statement filed by our client, Catalina Marketing Corporation (the “Company”), with members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 2, 2007 and our letters to the Staff in response to Staff comments filed with the Commission on May 15, 2007, May 25, 2007 and June 1, 2007. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in our letter to the Staff filed with the Commission on May 15, 2007.

On behalf of the Company, we respectfully submit to the Staff that, in light of the facts described in our Proxy Statement and our previous letters to the Staff, we continue to believe that the proposed Merger does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Exchange Act because:

•	None of Parent, Merger Sub or any of H&F or its affiliated funds are “affiliates” of the Company for purposes of Rule 13e-3; and

•

None of the members of Senior Management who may be employed by the Surviving Corporation and may be granted the right to acquire a relatively small amount of equity securities of the Surviving Corporation, are by virtue of their potential ongoing relationship with Parent or the Surviving Corporation, “affiliates” of Parent for purposes of Rule 13e-3.

In particular, in support of the foregoing position and as described in our Proxy Statement and our previous letters to the Staff, we note that:

•

Prior to the execution of the Merger Agreement, H&F refused to enter into any discussions or negotiations with Mr. Buell or any other member of Senior Management with respect to such members of Senior Management’s continued employment by or equity ownership in the Surviving Corporation or Parent following completion of the Merger; and

•	Mr. Buell did not act in concert with H&F or its affiliated funds in connection with the proposed Merger.

In regard to the foregoing, please note the following additional facts:

•

In order to maximize shareholder value in connection with any potential transaction, the Special Committee instructed Mr. Buell to provide complete and open access to management of the Company and all appropriate business information to all credible actual and potential bidders in connection with their due diligence exercises. Through Mr. Buell directly and through Goldman Sachs & Co. and Lazard Frères & Co. LLC, each potential and actual bidder had equal access to all information relating to the Company, consistent with the instructions of the Special Committee. As set forth in our letter to the Staff filed with the Commission on June 1, 2007, due diligence information shared by Mr. Buell and the other members of the Company’s management team with H&F was not different from the information provided to any other prospective buyer of the Company.

•

The Special Committee’s instructions to the Company’s advisors and to management required that the Special Committee be provided information regarding any employment arrangements and equity structures and terms discussed with bidders in order to determine whether management would be indifferent on an economic basis among the various potential and actual bidders for the Company or, if the economic arrangements were not essentially equivalent, to understand how the economic arrangements were different among the various potential and actual bidders and how management’s interests may differ from those of the stockholders.

•

In their dealings with Mr. Buell and his advisors prior to the execution of the Merger Agreement, H&F and its advisors only engaged in high level discussions with Mr. Buell that were consistent with the Special Committee’s instructions and did not discuss with Mr. Buell or its advisors the specific terms of management’s employment or equity arrangements which would be in effect following the closing of the potential acquisition of the Company by H&F. In fact, earlier in the bidding process, H&F had specifically rejected Mr. Buell’s request to have general discussion regarding the expected terms of management’s employment or equity arrangements similar to discussions that Mr. Buell had with other bidders at such bidders’ request and with the authorization of the Special Committee.

•

Although we understand that members of the Staff have raised questions regarding H&F’s request during the “go shop” period that Mr. Buell provide information regarding the terms of the post-closing equity and employment arrangements being negotiated by Senior Management and ValueAct Capital and Foley’s provision of a proposal to H&F in response to such inquiry, we respectfully submit that such actions do not reflect any concerted action by H&F and Mr. Buell with respect to the acquisition of Catalina. Rather, these actions occurred as part of H&F’s due diligence activities during the “go shop” period and reflect H&F’s desire to obtain, and Mr. Buell’s attempt to provide, information that was deemed necessary by H&F if it were to submit a proposal to acquire Catalina at a price per share higher than that contained in the ValueAct Capital Merger Agreement.

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•

We are informed that as part of H&F’s continuing due diligence during the “go shop” period H&F sought to determine whether members of Senior Management, including Mr. Buell, would be prepared to continue their employment with Catalina following an acquisition of Catalina by H&F, particularly in light of management’s existing and anticipated relationship with ValueAct Capital. We have also been informed that in response to inquiries and during conversations with potential bidders during the “go shop” period, including H&F, Mr. Buell expressed his concern that if a potential purchaser were to adopt an equity incentive plan on less desirable terms for employees than those being negotiated with ValueAct Capital, such action could adversely affect the Company’s ability to attract and retain talented executives and other employees going forward.

•

We are also informed that, as a result of a misunderstanding as to the size of the equity compensation pool that H&F had contemplated in its previous proposal to the Special Committee, Mr. Buell perceived there was a gap between management’s and H&F’s expectations. As a result, H&F and Mr. Buell engaged in further discussion to understand the substantial perceived “gap.” In order to clarify Mr. Buell’s perspective as to what was appropriate in the circumstances, H&F requested, as a point of reference, that Mr. Buell provide detail regarding the discussions between Mr. Buell and ValueAct Capital. In response, on April 15, 2007, Foley delivered a draft term sheet patterned on the arrangements then under discussion with ValueAct Capital. Following H&F’s receipt of such term sheet, H&F merely conveyed to Mr. Buell H&F’s pre-existing plans (which had been included in H&F’s revised final bid delivered to Goldman on February 8, 2007) with respect to overall size and general structure of an equity incentive plan for members of Senior Management and other employees (i.e. options rather than restricted stock and that a contemplated 15% employee equity pool would consist of 10% time vested options and 5% performance vested options). Other than this exchange of comments, H&F and Mr. Buell did not engage in any further discussions or negotiations regarding the amount or terms of equity that would be made available to Mr. Buell or any other members of Senior Management until after the execution of the Merger Agreement.

•

We note that the terms and conditions of Senior Management’s potential employment arrangements and potential right to purchase equity in Parent have not been finalized at this time and that, based on the current status of negotiations, the proposed equity arrangements with Senior Management are significantly less advantageous to Senior Management than the terms discussed with ValueAct Capital.

•

As noted previously, Mr. Buell did not participate in, or attend any portion of, the Special Committee meetings at which the Special Committee deliberated or voted on strategic alternatives available to the Company, including the determination of the Special Committee to recommend entering into a transaction with H&F, other than to provide updates regarding the progress of due diligence investigations of potential bidders and his conversations with such bidders. We further note that Mr. Buell did not make any recommendation to the Special Committee regarding a choice of

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potential bidders or in any way influence the recommendation of the Special Committee.

•

Consistent with the preceding facts, Mr. Buell did not provide: 1) any information not made available or available upon request to other bidders, or 2) any advantage or information to H&F regarding the price which H&F should bid in the days leading up to the execution of the Merger Agreement on April 17, 2007. Mr. Buell was not provided advance notice by H&F of the prices submitted to the Special Committee as part of the negotiation process, including H&F’s bid of $32.35 on the morning of April 16, 2007 or its agreement to increase its bid to $32.50 later that day. These communications were conducted through Goldman Sachs between the Special Committee and H&F, and Mr. Buell was not a part of this process.

In connection with this letter and the Proxy Statement, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information provides you a better understanding of the Special Committee’s process and believe the facts support a determination that this was not a 13E-3 transaction. Please direct any questions with respect to the foregoing to Barry A. Brooks of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6077.

Sincerely,

/s/ Barry A. Brooks

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